UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 2)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

interclick, inc.

(Name of Subject Company)

interclick, inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

458483203

(CUSIP Number of Class of Securities)

Michael Katz

Chief Executive Officer

interclick, inc.

11 West 19th Street, 10th Floor

New York, New York 10011

(646) 722-6260

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Harvey J. Kesner, Esq. Sichenzia Ross Friedman Ference LLP 61 Broadway, 32nd Floor New York, New York 10006 Telephone: (212) 930-9700	David M. Schwartzbaum, Esq. Michael D. Helsel, Esq. Greenberg Traurig, LLP 200 Park Avenue New York, New York 10166 Telephone: (212) 801-9200

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of interclick, inc. (“interclick”) initially filed with the Securities and Exchange Commission (the “SEC”) on November 15, 2011, as amended by Amendment No. 1 filed with the SEC on November 17, 2011 (the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Innsbruck Acquisition Corp., a Delaware corporation (the “Purchaser”) and a wholly-owned subsidiary of Yahoo! Inc., a Delaware corporation (“Yahoo!”), disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as amended from time to time, the “Schedule TO”), filed by the Purchaser and Yahoo! with the SEC on November 15, 2011, pursuant to which the Purchaser has offered to purchase all of the issued and outstanding shares of common stock of interclick at a price per share of $9.00, net to the holder thereof in cash, without interest and subject to reduction for any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 15, 2011 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”). The Offer to Purchase and Letter of Transmittal were filed as Exhibits (a)(1) and (a)(2), respectively, to the Schedule 14D-9.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by replacing the second paragraph of the section entitled “Litigation” with the following:

On November 11, 2011, putative class action lawsuits captioned Lieberman v. interclick, inc., et al. Index No. 7039/2011 (the “Lieberman Action”) and Whaley v. Brauser, et al., Index No. 7038/2011 (as amended, the “Whaley Action”) were filed in the Delaware Court of Chancery. On November 17, 2011, an amended complaint was filed in the Whaley Action. The Lieberman and Whaley Actions name as defendants the members of the Board, as well as interclick, the Purchaser, and Yahoo!. The Lieberman and Whaley Actions allege that the Board breached its fiduciary duties to interclick’s stockholders in connection with the Transaction, that the Transaction involves an unfair price and an inadequate sales process, and that defendant members of the Board agreed to the transactions to benefit themselves personally. The Lieberman Action alleges that certain provisions of the Merger Agreement dissuade competing offers for interclick and coerce interclick’s stockholders to support the Transaction. The Whaley Action alleges that the Board has failed to disclose all information necessary for interclick stockholders to make a decision with respect to the Transaction. The Lieberman and Whaley Actions allege that Yahoo! and the Purchaser aided and abetted those breaches of fiduciary duties. The Lieberman and Whaley Actions seek injunctive relief, including to enjoin the Transaction, and an award of attorneys’ and other fees and costs, in addition to other relief. The plaintiff in the Whaley Action has also filed a motion for expedited proceedings and a motion for a preliminary injunction. The foregoing description of the Lieberman and Whaley Actions is qualified in its entirety by reference to the copies of the Lieberman Action and the Whaley Action attached hereto as Exhibits (g)(2) and (g)(5), respectively, which are incorporated herein by reference.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by replacing the third paragraph of the section entitled “Litigation” with the following:

On November 16, 2011, an amended complaint was filed in the Elghanian Action, adding to the complaint allegations that the Schedule 14D-9 filed by interclick on November 15, 2011 did not adequately disclose all material information. The foregoing description of the amended complaint in the Elghanian Action is qualified in its entirety by reference to the copy of the amended complaint attached hereto as Exhibit (g)(4), which is incorporated herein by reference. On November 18, 2011, the plaintiff in the Elghanian Action filed a motion by order to show cause for expedited discovery and the scheduling of briefing and a hearing on a motion for a preliminary injunction.

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented as follows:

Exhibit No.	Description
(g)(5)	Amended Complaint filed by Ronald Whaley in the Delaware Court of Chancery on November 17, 2011.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

interclick, inc.

By:	/s/ Roger Clark
Name:	Roger Clark
Title:	Chief Financial Officer

Date: November 18, 2011